

Mail Stop 3561

December 21, 2015

<u>Via E-mail</u>
Mr. Thomas M. Clay
Interim Chief Executive Officer
Golden Queen Mining Co. Ltd.
2300 - 1066 West Hastings Street
Vancouver, BC V6E 3X2
Canada

> **Re: Golden Queen Mining Co. Ltd.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **Response dated December 11, 2015**
> **File No. 000-21777**

Dear Mr. Clay:

We have reviewed your December 11, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filings, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2015 letter.

Form 10-K for the Year Ended December 31, 2014
Notes to Consolidated Financial Statements
Note 1 – Basis of Presentation and Ability to Continue as a Going Concern

1. We note your response to our prior comment 3 indicates that you do not believe Rule 4-08(e) of Regulation S-X is applicable because there is "no presumption that the Company would have access to the net assets because it is a VIE." Please note that the disclosure required by Rule 4-08(e) is based on the existence of restricted net assets of subsidiaries; "presumption" of access to the net assets is not a determinative factor under Rule 4-08(e). Please also note that within the context of Rule 4-08(e), SAB Topic 6.K.2 and Rule 5-04 of Regulation S-X (pertaining to Schedule I), the term "subsidiaries" is not limited by the

legal form of the consolidated entity or whether consolidation results from ownership of a majority voting interest or primary beneficiary of a variable interest entity; within the context of Rule 4-08(e), the term "subsidiaries" includes consolidated variable interest entities. Because it appears that your parent company and intermediate holding companies are restricted from accessing the net assets of GQM LLC, please expand your disclosure in future filings to further describe the nature and significant terms of these restrictions, and provide us your proposed disclosure as part of your response.

2.   You state in your response to our prior comment 4 that there is sufficient footnote disclosure to make the parent entity's financial information readily available. Please identify the specific footnote disclosure that provides equivalent or substantially equivalent disclosure as that which is required by SAB Topic 6.K.2 and Rule 5-04 of Regulation S-X (pertaining to Schedule I), or confirm that you will include the audited disclosure required by these items in your next annual filing.

You may contact James Giugliano at (202) 551-3319, or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining